                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                           SPECTRASITE HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  84760T 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                February 4, 2000
--------------------------------------------------------------------------------
             Date of Event Which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:


         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)




----------------------------


          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.






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CUSIP No. 84760T 10 0                                        Page  2 of 7 Pages




--------------------------------------------------------------------------------
1)   Name of Reporting Person                Nextel Communications, Inc.
     I.R.S. Identification
     No. of Above Person
     (Entities Only)

--------------------------------------------------------------------------------
2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Citizenship or Place                     Delaware
     of Organization

--------------------------------------------------------------------------------
Number of               5)   Sole Voting     14,000,000
Shares Beneficially          Power
Owned by
Reporting Person With:

                      -----------------------------------------------
                        6)   Shared Voting
                             Power                -0-

                      -----------------------------------------------
                        7)   Sole Disposi-   14,000,000
                             tive Power

                      -----------------------------------------------
                        8)   Shared Dis-
                             positive Power       -0-

                      -----------------------------------------------

9)   Aggregate Amount Beneficially           14,000,000
     Owned by Reporting Person

--------------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares

--------------------------------------------------------------------------------
11)  Percent of Class
     Represented by                          11.7%
     Amount in Row (9)

--------------------------------------------------------------------------------
12)  Type of Reporting
     Person                                  CO







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CUSIP No. 84760T 10 0                                        Page  3 of 7 Pages



--------------------------------------------------------------------------------
1)   Name of Reporting Person                Tower Parent Corp.
     I.R.S. Identification
     No. of Above Person
     (Entities Only)

--------------------------------------------------------------------------------
2)   Check the Appropriate Box                  (a) [ X ]
     if a Member of a Group                     (b) [   ]

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Citizenship or Place                     Delaware
     of Organization

--------------------------------------------------------------------------------
Number of               5)   Sole Voting
Shares Beneficially          Power                -0-
Owned by
Reporting Person With:

                      -----------------------------------------------
                        6)   Shared Voting
                             Power           14,000,000

                      -----------------------------------------------
                        7)   Sole Disposi-
                             tive Power           -0-

                      -----------------------------------------------
                        8)   Shared Dis-
                             positive Power  14,000,000

                      -----------------------------------------------

9)   Aggregate Amount Beneficially                -0-
     Owned by Reporting Person

--------------------------------------------------------------------------------
10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares

--------------------------------------------------------------------------------
11)  Percent of Class
     Represented by                          11.7%
     Amount in Row (9)

--------------------------------------------------------------------------------
12)  Type of Reporting
     Person                                  CO







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CUSIP No. 84760T 10 0                                        Page  4 of 7 Pages



                                  SCHEDULE 13G

Item 1(a) -    Name of Issuer: SpectraSite Holdings, Inc.

Item 1(b) -    Address of Issuer's Principal Executive Offices:

                          100 Regency Forest Drive, Suite 400
                          Cary, NC 27511

Item 2(a) -    Name of Person Filing:    Nextel Communications, Inc.
                                         Tower Parent Corp.

Item 2(b) -    Address of Principal Business Office:

                  2001 Edmund Halley Drive
                  Reston, Va 20191

Item 2(c) -    Place of Organization:    Delaware

Item 2(d) -    Title of Class of Securities:  Common Stock, $.001 par value

Item 2(e) -    CUSIP Number:  84760T 10 0

Item 3 -       Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c):

                        Not applicable.

Item 4 -       Ownership.

               (a)  Amount Beneficially Owned:       14,000,000

               (b)  Percent of Class:  11.7%

               (c)  Number of shares as to which such person has:

                   (i)   sole power to vote or to direct the vote: -0-

                   (ii)  shared power to vote or to direct the vote: 14,000,000

                   (iii) sole power to dispose or to direct the
                             disposition of: -0-

                   (iv)  shared power to dispose or to direct the
                             disposition of: 14,000,000

               Nextel Communications, Inc. expressly declares that the filing of this statement on Schedule 13G shall not be construed as an admission that it is, for the purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

Item 5 -       Ownership of Five Percent or Less of a Class:

                          Not applicable.

Item 6 -       Ownership of More than Five Percent on Behalf of
               Another Person:     Not applicable.

Item 7 - Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the
               Parent Company:     Not applicable.






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CUSIP No. 84760T 10 0                                        Page  5 of 7 Pages


Item 8 -       Identification and Classification of Members of the
               Group:  See Exhibit 1.

Item 9 -       Notice of Dissolution of Group:    Not applicable.

Item 10 -      Certification:   Not applicable.

Signature:

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  NEXTEL COMMUNICATIONS, INC.

                                  By: /s/ Thomas J. Sidman
                                     ------------------------------------------
                                      Senior Vice President and General Counsel


                                  TOWER PARENT CORP.

                                  By:       /s/ Thomas J. Sidman
                                     ------------------------------------------
                                       President

Date: February 12, 2000





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CUSIP No. 84760T 10 0                                        Page  6 of 7 Pages



EXHIBIT 1

                    IDENTIFICATION OF MEMBER OF THE GROUP

          Nextel Communications, Inc. and Tower Parent Corp. are filing this statement on Schedule 13G as a group. Tower Parent Corp. is a wholly owned subsidiary of Nextel Communications, Inc. and the holder of record of the Common Stock referenced by the Information Statement on Schedule 13G of which this Identification is annexed as Exhibit 1.


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CUSIP No. 84760T 10 0                                         Page  7 of 7 Pages



                                                                      EXHIBIT 2

                                  AGREEMENT OF
                          NEXTEL COMMUNICATIONS, INC.
                                      AND
                               TOWER PARENT CORP.
                           PURSUANT TO RULE 13d-1(k)

          The undersigned hereby agree that the Information Statement on
Schedule 13G to which this Agreement is annexed as Exhibit 2 is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

                                  NEXTEL COMMUNICATIONS, INC.

                                 By:   /s/ Thomas J. Sidman
                                    ------------------------------------------
                                       Senior Vice President and General Counsel

                                  TOWER PARENT CORP.

                                 By: /s/ Thomas J. Sidman
                                    ------------------------------------------
                                       President

Date: February 12, 2000